For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 19 JUIN, 2018

Barbara Duckitt (17)

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

001775066

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

TITAN MEDICAL INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2008/07/28

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs :

minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre		minimum and maximum / minimum et maximum	
	or / ou		

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

See attached page 1A

The articles of the Corporation are amended as follows:

1. The share capital of the Corporation is altered (the "Consolidation") by consolidating all of the currently issued and outstanding common shares of the Corporation ("Existing Common Shares") on the basis that thirty (30) Existing Common Shares shall form one (1) post-consolidation common share (each a "Consolidated Common Share" and collectively the "Consolidated Common Shares").

2. In the event that the Consolidation would otherwise result in the issuance to any shareholder of a fractional Consolidated Common Share, no fractional Consolidated Common Share shall be issued and the number of Consolidated Common Shares issuable to such shareholder shall be (i) rounded down to the nearest whole number if the fraction is less than one-half (0.5) of a Consolidated Common Share, or (ii) rounded up to the nearest whole number if the fraction is one-half (0.5) or greater.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2018-June 14

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

TITAN MEDICAL INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

(signature redacted)

By/
Par [redacted]

(Signature)
(Signature) [redacted]

Stephen Randall

Chief Financial Officer

(Description of Office)
(Fonction)